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Exhibit 99.4

        AMENDED AND RESTATED

PLEDGE OVER SHARES AGREEMENT

Dated 27 January 2006

between

GENESYS S.A.

and

BNP PARIBAS
as Security Agent

ADVOKATFIRMAN VINGE KB
SMÅLANDSGATAN 20    •    BOX 1703
SE-111 87 STOCKHOLM    •    SWEDEN
TEL: +46 8 614 30 00
FAX: +46 8 614 31 90
www.vinge.se

INDEX

Clause
1.	INTERPRETATION
2.	SECURITY
3.	REPRESENTATIONS ETC
4.	UNDERTAKINGS
5.	ENFORCEMENT
6.	APPLICATION OF PROCEEDS
7.	POWER OF ATTORNEY
8.	DELEGATION
9.	SEVERABILITY
10.	STAMP DUTIES, FEES
11.	COSTS AND INDEMNITY
12.	WAIVERS, REMEDIES CUMULATIVE
13.	RELEASE
14.	ASSIGNMENTS, ETC
15.	AMENDMENTS
16.	NOTICES
17.	COUNTERPARTS
18.	GOVERNING LAW AND JURISDICTION
SCHEDULE 1. DESCRIPTION OF SHARES

THIS AMENDED AND RESTATED PLEDGE AGREEMENT is dated 27 January 2006 and is made BETWEEN:

(1)
Genesys S.A., a company incorporated in France (the "Pledgor"), and

(2)
BNP Paribas, a bank incorporated in France, as agent, for itself and any other Lender (as defined below), from time to time (the "Security Agent").

WHEREAS:

(A)
The Pledgor and the Security Agent (jointly the "Parties") are parties to a certain Pledge over Shares Agreement dated 20 April 2001 (the "Original Pledge Agreement") pursuant to which the Pledgor has pledged its shares in the Company to the Security Agent to secure the Secured Obligations (as defined therein) in relation to the Original Facilities Agreement (as defined below);

(B)
The Original Facilities Agreement has been amended and restated;

(C)
The Parties now wish to amend and restate the Original Pledge Agreement in its entirety as hereinafter set forth; and

(D)
The Parties hereby agree that the Original Pledge Agreement is amended and restated to read in its entirety as follows:

1.
INTERPRETATION

1.1
Definitions

  Unless otherwise defined herein, capitalised terms shall have the same meanings as set out in the Facilities Agreement. In addition, unless the context otherwise requires the following words and expressions shall have the following meaning:

  "Company" means the Swedish private limited liability company Genesys Conferencing Aktiebolag (formerly Genesys Sweden Aktiebolag), with registration number 556481-8135, whose registered address is Box 2268, SE-103 16 Stockholm, Sweden;

  "Default Interest" means the interest rate determined in Section 26.1 of the Facilities Agreement;

  "Discharge Date" means the date on which the Security Agent confirms in writing to the Pledgor that all Secured Obligations have been unconditionally and irrevocably paid and discharged in full;

  "Event of Default" has the meaning given to the term in the Facilities Agreement;

  "Facilities Agreement" means the Original Facilities Agreement as amended and restated on 27 January 2006 and as further amended from time to time, among Genesys Conferencing, Inc as borrower, Genesys S.A. as a guarantor, BNP Paribas, CIBC World Markets Plc and Fortis Bank N.V./S.A. as arrangers, BNP Paribas as agent and BNP Paribas as security agent and others;

  "Original Facilities Agreement" means the USD 125,000,000 facilities agreement dated 20 April 2001 as amended by a first amendment agreement dated 27 November 2001, a second amendment dated 11 June 2002, a third amendment dated 30 April 2003, a fourth amendment dated 6 August 2004 and a fifth amendment and waiver dated 15 December 2005 between Genesys S.A. and Vialog Corporation, as borrowers, BNP Paribas, CIBC World Markets Plc and Fortis Bank N.V./S.A., as arrangers, BNP Paribas, as agent, and BNP Paribas, as security agent and others;

  "Pledge" means this Pledge over Shares Agreement (as amended and restated);

  "Related Rights" means, in relation to the Shares, all dividends and other distributions paid or payable after the date hereof on all of the Shares and all certificates, shares, securities (including any convertible debt instruments and the dividends or interest thereon), rights, money and property accruing or offered at any time by way of redemption, bonus, preference, option rights or otherwise to or in respect of any of the Shares or in substitution or exchange for any of the Shares;

  "Secured Obligations" means all present and future obligations of the Pledgor at any time to the Security Agent (whether for its own account or as agent for any other Lender);

  "Security Assets" means the Shares and the Related Rights;

  "SEK" means Swedish Kronor; and

  "Shares" means all of the shares in the Company.

1.2
References in this Pledge to any party shall, where relevant, be deemed to be references to or include, as appropriate, its respective successors or permitted assigns.

1.3
References to this Pledge or to any other document shall include references to this Pledge or such other document as amended, varied, supplemented, replaced and/or restated in any manner from time to time.

2.
SECURITY

  In consideration of the Lenders making the Facilities available to the Borrower on and subject to the terms of the Facilities Agreement, the Pledgor, as sole legal owner of the Shares, as of the Effective Date irrevocably and unconditionally (except as may otherwise follow from law or the limitations set out in the present Pledge over Shares Agreement or in the Facilities Agreement) as a continuing security for the payment, discharge and performance of the Secured Obligations:

  (a)
  pledges to the Security Agent all the Shares; and

  (b)
  pledges to the Security Agent all the Related Rights,

  PROVIDED THAT:

  whilst no Event of Default is continuing, all cash dividends and other cash distributions paid or payable as referred to in paragraph (b) above may be paid directly to the Pledgor and, if paid directly to the Security Agent, shall be paid promptly by it to the Pledgor and the right to vote remains with the Pledgor.

3.
REPRESENTATIONS ETC

  The Pledgor's representations are stated in the Facilities Agreement.

4.
UNDERTAKINGS

  The Pledgor covenants and agrees with the Security Agent (save as otherwise permitted by the Facilities Agreement or with the prior written consent of the Security Agent):

  (a)
  to, on the Effective Date, deliver to the Security Agent all the share certificate(s) relating to the Shares duly endorsed in blank;

  (b)
  not to part with possession of, transfer, sell, lease or otherwise dispose of any of the Security Assets or any part thereof or any interest therein or attempt or agree so to do;

  (c)
  not to exercise any voting or other rights attached to the Shares in a manner which is likely to prejudice the value of the Shares or otherwise jeopardise the security constituted by this Pledge or prejudice the interests of the Lenders under this Pledge or in a manner which shall cause an Event of Default;

  (d)
  not to create or permit to subsist any separate security interest whatsoever (including any agreement or arrangement having the effect of conferring security) over all or any part of the Security Assets (even if subordinated to any security created pursuant hereto); and

  (e)
  to execute, acknowledge and deliver all such further documents, instruments and assurances as may be reasonably requested by the Security Agent to perfect or preserve the security interest created pursuant hereto.

5.
ENFORCEMENT

  Upon the occurrence of an Event of Default and at any time thereafter while the same is continuing, the Security Agent shall be entitled to liquidate any or all of the Security Assets through one or more sales, free from any claim or right of any nature whatsoever of the Pledgor, in any manner permitted by law as it deems appropriate and to act generally in relation to the Security Assets in such a manner as the Security Agent shall (acting reasonably and in good faith) determine. For the avoidance of doubt, Chapter 10 of the Swedish Commercial Code (Sw. Handelsbalken) shall not apply when the Security Agent enforces the security constituted hereby.

5.2
The Security Agent shall notify the Pledgor prior to enforcing the security constituted hereby.

6.
APPLICATION OF PROCEEDS

  Any monies received pursuant to this Pledge by the Security Agent or any receiver, appointed by it to collect such proceeds shall, after the security created pursuant hereto shall have become enforceable but subject to the payment of any claims having priority to this security by law or contract, be applied by the Security Agent for the following purposes and, unless otherwise determined by the Security Agent (or such receiver acting on its instructions), in the following order of priority:

  (a)
  in satisfaction of or provision for all costs, charges and expenses incurred and payments made by the Security Agent hereunder and of all remuneration due hereunder together with interest on the foregoing (as well after as before judgment and payable on demand) at the Default Interest from time to time from the date the same become due and payable until the date the same are unconditionally and irrevocably paid and discharged in full;

  (b)
  in or towards payment of the Secured Obligations or such part of them as is then due and payable in the applicable manner under the Facilities Agreement; and

  (c)
  in payment of the surplus (if any) to the Pledgor.

7.
POWER OF ATTORNEY

7.1
Appointment

  The Pledgor hereby irrevocably appoints the Security Agent as its attorney, to the full extent permitted by law, with full power of substitution, at any time after the occurrence of an Event of Default and for as long as such Event of Default is continuing to do any and all acts which the Pledgor is obligated by this Pledge to do and for the purpose of carrying out the purposes of this Pledge and to take any action and execute any instruments which the Security Agent may deem reasonably necessary or advisable to accomplish the purposes hereof. The power of attorney granted pursuant hereto and all authority conferred are granted and conferred solely to protect the interests of the Security Agent and the Secured Parties in the Security Assets and shall not impose any duty upon the Security Agent to exercise any power. This appointment may not be revoked by the Pledgor until the Discharge Date.

7.2
Ratification

  The Pledgor hereby ratifies and confirms and agrees to ratify and confirm whatever any such attorney as is mentioned in Clause 7.1 shall do or purport to do in the exercise or purported exercise of all or any of the powers and authorities referred to in such Clause.

8.
DELEGATION

  The Security Agent may at any time and from time to time delegate by power of attorney or in any other manner to any properly qualified person or persons all or any of the powers, authorities and discretion which are for the time being exercisable by the Security Agent. Any such delegation may be made upon such terms (including power to sub-delegate) and subject to such regulations as the Security Agent, acting reasonably and in good faith, may think fit. The Security Agent shall, within a reasonable time of its occurrence, notify the Pledgor of any such delegation (including any power therein to sub-delegate), its duration and scope, and of any revocation thereof.

9.
SEVERABILITY

  If a provision of this Pledge is or becomes illegal, invalid or unenforceable that shall not affect the validity or enforceability of any other provision of this Pledge.

10.
STAMP DUTIES, FEES

  The Pledgor acknowledges that no Swedish stamp duties or other fees will be incurred under Swedish law by the Parties entering into this Pledge.

11.
COSTS AND INDEMNITY

  Costs and Expenses are regulated in the Facilities Agreement.

12.
WAIVERS, REMEDIES CUMULATIVE

  The rights of the Security Agent under this Pledge:

  (i)
  may be exercised as often as necessary;

  (ii)
  are cumulative and not exclusive of its rights under general law; and

  (iii)
  may be waived only in writing.

  Delay in exercising or non-exercise of any such right is not a waiver of that right.

13.
RELEASE

  Following the Discharge Date (but not otherwise save as may follow from the Facilities Agreement or as may be agreed by the Security Agent), the Security Agent shall, at the request and cost of the Pledgor, execute and do all such acts and things as may be necessary to release the Security Assets from the security constituted hereby.

14.
ASSIGNMENTS, ETC

14.1
The Security Agent

  The Security Agent may assign and transfer all of its respective rights and obligations hereunder to a replacement Security Agent upon written notice to the Pledgor.

14.2
Assignments and Transfers

  For the avoidance of doubt, the Pledgor may not assign or transfer any part of its rights, benefits or obligations under this Pledge.

15.
AMENDMENTS

  This Pledge cannot be amended, changed, waived or terminated unless made by an instrument in writing and signed by both Parties.

16.
NOTICES

16.1
Giving of notices

  All notices under, or in connection with this Pledge shall be given in writing and may be made by fax, letter or telex. Any such notice is deemed to be given as follows:

  (a)
  if by letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address;

  (b)
  if by telex when dispatched, but only if, at the time of transmission, the correct answerback appears at the start and at the end of the sender's copy of notice; and

  (c)
  if by fax when received.

  However, a notice given in accordance with the above but received on a non-working day or after business hours in the place of receipt is deemed to be given on the next working day in that place.

16.2
Addresses for notices

  The address, telex number and fax number for all notices under, or in connection with, this Pledge are, in relation to the Parties set out in the Facilities Agreement.

17.
COUNTERPARTS

  This Pledge may be executed in any number of counterparts and this will have the same effect as if the signatures on the counterparts were on a single copy of this Pledge.

18.
GOVERNING LAW AND JURISDICTION

18.1
Governing Law

  This Pledge shall be governed by and construed in accordance with the laws of Sweden.

18.2
Jurisdiction

  For the benefit of the Security Agent, the Pledgor agrees that the courts of Sweden shall have jurisdiction to settle any disputes in connection with this Pledge and accordingly submits to the jurisdiction of the Swedish courts. Nothing in this Clause 18.2 limits the right of the Security Agent to bring proceedings against the Pledgor in connection with this Pledge in any other court of competent jurisdiction or concurrently in more than one jurisdiction.

This Pledge has been duly executed on the date first written above.

GENESYS S.A.	BNP PARIBAS as Security Agent

SCHEDULE 1. DESCRIPTION OF SHARES

Description of Shares

The company in which shares are held	Nominal amount	Number of Shares held
The Company	SEK 100 each	13,033